UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION        SEC FILE NUMBER:
                             WASHINGTON DC  20549               33-31067
                                                              CUSIP NUMBER
                                                                  077003
                               FORM 12b-25
                       NOTIFICATION OF LATE FILING
( ) FORM 10-K  ( )  FORM 20-F  ( ) FORM 11-K   (X) FORM 10-Q  ( ) FORM N-SAR

                         For period ended :   September 30, 2001
                                      ---------------------------------
                   (   )   Transition Report on Form 10-K
                   (   )   Transition Report on Form 20-F
                   (   )   Transition Report on Form 11-K
                   (   )   Transition Report on Form 10-Q
                   (   )   Transition Report on Form N-SAR

PART I - REGISTRANT INFORMATION

                            BEECHPORT CAPITAL CORP.
              -----------------------------------------------------
              (Exact Name of Registrant as Specified in its Charter

                                  (Not Applicable)
              ------------------------------------------------------------
              Former name or former address, if changed since last report)

                132 South Third St.    Oakdale, CA 95361
                ----------------------------------------------------------
           (Address and Zip Code of Principal Executive Offices)

PART 11 - RULES 12b-25(b) AND (c)

if the subject report could not be filied without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) the following should be completed. (Check if appropriate.)

                   (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonableeffort of expense:

   (X)             (b) The subject annual report, semi-annual report,
                       transition report on form 10-K, form 20-F, 11-K, form N-SAR, or a portion thereof, will be filed on or beforethe 15th calander day following the prescribed due date; or the subject quarterly report of transition report on form 10-Q, or portion thereof will be filed on or before th 5th calander day following the prescribed due date; and


                   (c) The accountant's statement or other exhibit required
                       by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE
State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q,, N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period.

     There were delays in posting quarter results.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in reguard to this notification:

              Gary M. De Laurentiis       209-848-3900

(2) Have all other periodic reports required Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceeding 12 months (or for such shorter) period that the registrant was required to file such
     reports) been filed?               ( Y )    (  )

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
     portion thereof?                   (   )    ( N )

--------------------------------------------------------------------------------

(Registrant)                       Beechport Capital Inc.


BY(Signature)                      /s/Hary M. De Laurentiis


(Date)                             November 14, 2001


(Name and Title)                   Gary M. De Laurentiis, President, CEO, CFO,
                                   Director


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.